

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Michael Dent
Chief Executive Officer
HealthLynked Corp.
265 Creekside Parkway, Suite 301
Naples, Florida 34108

> **Re: HealthLynked Corp.**
> **Registration Statement on Form S-3**
> **Filed April 20, 2021**
> **File No. 333-255371**

Dear Dr. Dent:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Kasey Robinson at 202-551-5880 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Erin Fogarty